October 24, 2007

John H. Lively
Blackwell Sanders LLP
P.O. Box 219777
Kansas City, MO 64121-6777

Re: Diamond Portfolio Investment Trust
       SEC File Numbers: 333-146482 and 811-22129

Dear Mr. Lively:

       We have reviewed the registration statement on Form N-1A filed on behalf of
Diamond Portfolio Investment Trust on October 3, 2007. This filing contains the
Prospectuses and Statement of Additional Information for the Diamond Portfolio Large
Cap Quality Growth Fund (the "Fund"). We have the following comments.

Prospectus – Institutional Shares

Investment Objective and Principal Investment Strategies, page 1

1. The prospectus states, "Typically, Diamond Portfolio Advisors, LLC (the "Adviser"),
the adviser to the Fund, considers a company to be a "large capitalization" company if it
has, at the time of purchase by the Fund, a market capitalization of greater than
$1.5 billion." (Emphasis added.) In a letter to the staff, please explain the basis of your
position.

2.   Please clarify this section to indicate the extent and method for selecting foreign
securities. We note that foreign securities are listed as a principal risk.

Fees and Expenses, page 4

3.   Footnote 3 states, "Your account may be charged $10 for a telephone exchange."
(Emphasis added.) Please briefly disclose the circumstances when such fee will not be
charged for telephone redemptions.

4.   The prospectus states, "Pursuant to the agreement, the Adviser has agreed to
waive or limit its fees and to assume other operating expenses of the Fund until
December 31, 2008, so that the ratio of total annual operating expenses for the Fund's
Institutional Shares will not exceed 1.00% of the Fund's average daily net assets. This
limit does not apply to interest, taxes, brokerage costs, other expenditures capitalized in

accordance with generally accepted accounting principles or other extraordinary expenses not incurred in the ordinary course of business."   If the waiver also excludes acquired fund expenses, please disclose.

Prior Performance of the Advisor, page 6

5.   The prospectus states, "Ernst & Young LLP has verified the firm's compliance with GIPS® performance presentation procedures (Level I) and examined the Diamond Equity composite for the period since inception up through 12/31/2006 (Level II)." Please file as an exhibit to the registration statement a consent for the audit/verification.

6.   The prospectus states, "The following table sets forth historical performance data of the composite of all fully discretionary separate accounts <u>managed by the Adviser.</u>" (Emphasis added.) However, Footnote 2 states, "Performance reflected in the table for December 31, 1998 to ___, 2000 demonstrates the performance of accounts managed by Mr. Thomas M. Weary prior to establishing the Adviser." The inclusion of Mr. Weary's performance as part of the Advisor's performance could be confusing to investors. Please delete the performance for periods prior to the establishment of the Adviser.

7.   Footnote 6 states, "Performance is calculated by applying the Adviser's maximum fee of 1.00% to the Equity composite's gross monthly returns and linking returns as described above." In a letter to the staff, please confirm that the maximum 1% fee covers all of the accounts expenses.

8.   Footnote 8 states, "The benchmarks (the Russell Top 200® Growth, the Russell 1000® Growth, and the Lipper Large Cap Growth indices) are used for comparative purposes only and generally reflect the risk or investment style of the Equity Portfolio." If the Fund invests a material amount in international equities, in a letter to the staff, please explain the basis of this statement.

Redeeming Shares, page 9

9.   In this section, please briefly discuss the redemption fee.

Redemption Charge, page 13

10.   The prospectus states, "The redemption charge is a percentage of the net asset value at the time of <u>purchase</u>. Shares acquired through reinvestment of dividends or capital gain distributions are not subject to a redemption charge." (Emphasis added.) If true, please change purchase to redemption. Also, please disclose what shares will be deemed to be redeemed including whether shares held the longest will be redeemed first.

Prospectus – Class A and C Shares

Fees and Expenses, page 3

11.   Footnote 2 states, "A redemption fee of 2.00% is imposed on the proceeds of Class A Shares and Class C Shares." However, the fee table shows only a 1.00% redemption fee for Class C Shares. Please revise the prospectus accordingly.

12.   The disclosure following the example states, "The Example does not reflect sales charges (loads) on reinvested dividends and other distributions. If these sales charges (loads) were included, your costs would be higher." If not applicable, please remove such disclosure. We note that page 12 states, "There are no sales charges or transaction fees for reinvested dividends and all shares will be purchased at NAV."

Statement of Additional Information ("SAI")

Disclosure of Portfolio Securities Holdings, page 8

13.   Item 11(f)(2) requires the SAI to describe any ongoing arrangements to make available information about the Fund's portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. To the extent the SAI does not identify certain entities named and they are not defined elsewhere in the SAI (e.g. financial printers), please identify such entities.

Management-Related Services, Page 15

14.   In a letter to the staff, please confirm that all costs associated with services discussed in this section are included in the Fund's fee tables located in the prospectuses.

General

15.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

16.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

17.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

18.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all

information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *   *   *   *   *   *

Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,

Keith A. O'Connell
Senior Counsel